BEST AVAILABLE COPY

AM 5-17-2005

[redacted]

05041545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 2 5 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 65577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHOENIX SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 SQUADRON BOULEVARD, SUITE 210-B
(No. and Street)

NEW CITY, (City) NY (State) 10956 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN OGELE (845) 558-3003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN OGELE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PHOENIX SECURITIES, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

4/18/2005

Notary Public

ALLISON M. PIERCE
NOTARY PUBLIC OF NEW JERSEY
BERGEN COUNTY
My Commission Expires April 15, 2006

PHOENIX SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

CONTENTS

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders'
Phoenix Securities, Inc.

We have audited the accompanying statement of financial condition of Phoenix Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 21, 2005

PHOENIX SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

ASSETS:	
Cash	$ 6,213
Receivable from clearing broker	20,000
Total Assets	$ 26,213
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Liabilities:	
Accrued expenses	$ 3,000
Total Liabilities	3,000
Commitments and Contingencies	
Stockholders' Equity:	
Common stock, no par value, authorized 9,000 shares, Issued and outstanding 900 shares	30,000
Additional paid-in capital	2,375
Retained earnings (deficit)	(9,162)
Total Stockholders' Equity	23,213
Total Liabilities and Stockholders' Equity	$ 26,213

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2004

REVENUES:		
Interest		$ 30
Total Revenues		30
COSTS AND EXPENSES:		
Regulatory fees	$ 2,650	
Other operating expenses	5,090	
Total Expenses		7,740
Net Loss		$(7,710)

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2004	$ 10,000	$ 50,188	$(1,452)	$ 58,736
Capital Contributions	30,000	-	-	30,000
Capital withdrawals – change of ownership	(10,000)	(47,813)	-	(57,813)
Net loss	-	-	(7,710)	(7,710)
Balances – December 31, 2004	$ 30,000	$ 2,375	$(9,162)	$ 23,213

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Changes in Subordinated Accounts
For the Year Ended December 31, 2004

N

O

N

E

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows from Operating Activities	
Net loss	$(7,710)
Adjustments to reconcile net loss to net cash (used) by operating activities:	
Changes in Operating Assets and Liabilities:	
Receivable from clearing broker	(20,000)
Accrued expenses	700
Net Cash (Used) by Operating Activities	(27,010)
Cash Flows from Financing Activities	-
Stockholders' Contributions	30,000
Stockholders' Withdrawals	(57,813)
Net Cash (Used) by Financing Activities	(27,813)
Decrease in Cash and Cash Equivalents	(54,823)
Cash and Cash Equivalents - Beginning of Year	61,036
Cash and Cash Equivalents - End of Year	$ 6,213
Supplemental Cash Flow Disclosures:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business and Organization

Phoenix Securities, Inc., (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company was incorporated in the State of Wisconsin on July 31, 2002 as ET Securities, Inc. On February 20, 2004 the Company's sole stockholder sold his shares to the Company's present stockholders and management. On July 12, 2004 the Company amended its Articles of Incorporation changing its name from ET Securities, Inc. to Phoenix Securities, Inc..

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income Taxes

The Company operated as an S Corporation through February 20, 2004. Upon the change of ownership (see Note 1) the Company terminated its S Corporation status.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 2 - Receivable from Clearing Broker

Receivable from clearing broker consists of the following:

Clearing broker deposit receivable	$ 20,000

NOTE 3 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to $5,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2004 the Company's net capital was $23,213, which exceeded its minimum net capital requirement by $18,213 and its net capital ratio was 13%.

NOTE 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At December 31, 2004, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 5 - Related Party Transactions

The Company utilizes a portion of the office space rented by a related party at no charge.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

PHOENIX SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2004

CREDIT ITEMS:				
Total Stockholders' Equity				$ 23,213
DEBIT ITEMS:				
Other assets				-
Net Capital				23,213
Less: Minimum Net Capital Requirement				5,000
Remainder: Net capital in excess of all requirements				$ 18,213
Capital Ratio: (Maximum allowance 1500%)				
Aggregate Indebtedness	$ 3,000			
Divided by: Net Capital	$ 23,213	=	13%	
Aggregate Indebtedness:				
Accrued expenses	$ 3,000			

SCHEDULE 2.

PHOENIX SECURITIES, INC.
Reconciliation of the Computation of Net Capital
As of December 31, 2004

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 26,213
Adjustments:	
Increase in accrued expenses	(3,000)
Net capital - per report pursuant to Rule 17a-5(d)	$ 23,213

To the Board of Directors and Stockholders'
Phoenix Securities, Inc.

In planning and performing our audit of the financial statements of Phoenix Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Phoenix Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Phoenix Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 21, 2005